Charnwood Building

Holywell Park

Loughborough

Leicestershire

LE11 3AQ

United Kingdom

Tel: 01509 222 910

Fax: 01509 222 911

May 2, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Mara Ransom, Assistant Director

 Re:

Nemaura Medical Inc.

First Amendment to Registration Statement on Form S-1

File No. 333-194857

Filed May 2, 2014

Below are Nemaura Medical Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated April 24, 2014.  On May 2, 2014, we transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form S-1.

Prospectus Cover Page

1.

The fact that the selling shareholders are offering their shares for the same price at which they purchased them calls into question the secondary nature of this offering, since the shareholders would make no profit through sales at that price. Please tell us why you believe this is properly identified as a secondary offering or revise the secondary offer price.

Upon further review and discussion with the Board of Directors we amended our registration statement appropriately.

2.

Since there will be no proceeds to you from this offering, and there is no guarantee that all shares registered hereby will be sold, it appear that the language in the first paragraph regarding the public offering price of up to $400,000 may not be entirely clear. Please revise to remove this language or advise.

We removed this language to provide the clarity requested in this comment.

3.

Please revise the cross-reference to the risk factors to page 6 instead of page 3.

This mistake was corrected to reflect the correct page.

Prospectus Summary, page 4.

4.

Please expand the disclosure in this section to disclose the amount of your total assets, including your intangible assets, your total liabilities and your accumulated deficit as of December 31, 2013

We revised our disclosure under the Prospectus Summary to state, “As of December 31, 2013, the Company had approximately $81,000 in total assets, which included approximately $72,000 in intangibles assets, net of accumulated amortization, total liabilities of approximately $18,000, and an accumulated deficit of approximately $2.6 million.”

5.

Please revise to more clearly indicate the state of development of your sole product. For example, do you have proof of concept, a working prototype, patent or other intellectual property protection and/or any completed steps toward desired regulatory approvals?

Additional information was added to clarify the development of our product and its current status.

6.

Please expand the disclosure in your summary to clarify the material hurdles that remain until you can sell your product commercially.

We expanded the disclosure to conform to the comment.

Risk Factors, page 6.

7.

Please add a risk factor to highlight the risk related to the anti-takeover effects of Nevada law mentioned on page 22.

A risk factor was added regarding the Nevada anti-takeover effects on our company.

Nemaura Medical Inc. is an Emerging Growth Company, page 9.

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not, nor has it authorized anyone including any broker dealers, to provide any written communications as defined in Rule 405.  In addition there are no research reports that are published or being distributed in reliance on Section 2(a)(3) of the Securities Act of 1933, as amended added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Selling Stockholders, page 18.

9.

Please revise to more clearly describe the transactions in which the selling security holders acquired their shares, such as by providing approximate offering dates and exemptions relied upon.

Our disclosure was amended to provide the information requested by this comment.

10.

If Dewan M. H. Chowdhury is the chief executive officer, please reconcile the disclosure in the table on page 19 regarding his beneficial ownership before the offering with the disclosure in the table on page 38 regarding his beneficial ownership.

We believe that the information in the table cited and the beneficial ownership table is accurate.  Dewan M.H. Chowdhury is the brother of our Chief Executive Officer Dewan Fazlul Hoque Chowdhury.  (Dr. Dewan F.H. Chowdhury)  We also provided a footnote to the table to clarify this relationship.

11.

Please include footnotes to the table to disclose the relationship, if any, between the registrant and David Scott, Julie Pomeroy, Professor Karrar Khan and Dr. Richard Toon. We note the disclosure on page 37 that they are executive officers of the registrant.

Our disclosure was amended to provide the information requested by this comment.

12.

Please include footnotes to the table to disclose the relationship, if any, between the registrant and Ambreen Hussain, Junaid Mansoor, Robert Carson and Waliul Islam. We note that you filed employment agreements with these four selling stockholders as exhibits to the registration statement.

We amended our document to provide the disclosure requested in this comment.

13.

Please expand the disclosure in footnotes 4-7 to identify the individuals who have or share control over the voting or investment decisions of the shares held by the entities identified in the selling stockholder table.

Footnotes 4-7 were amended to provide the disclosure requested in this comment.

Authorized Common Stock, page 22.

14.

Please disclose the number of your shares of common stock outstanding as of the most recent practicable date.

We amended our disclosure accordingly.

Our Business Strategy, page 26.

15.

We note your reference to “selective countries including the Middle East.” Please tell us in which countries you plan to seek regulatory approval.

We amended our disclosure to disclose that we will seek regulatory approval in the United Kingdom; the European Union; Saudi Arabia; and the United Arab Emirates.

Product Development Timelines, page 26.

16.

Please expand the disclosure on page 26 to clearly discuss the expected capital needed to achieve each of the milestones.

We updated our table and provided additional disclosure regarding the capital requirements for our milestones.

Competition, page 29.

17.

Please revise the disclosure related to the tables on pages 29 and 30 so that the information can be understood by an investor not in your industry. In making these revisions, please explain or define terms like “Clarke Error Grid.”

We provided a detailed explanation of the “Clarke Error Grid” and we modified the table for clarity.

Intellectual Property, page 30.

18.

Please disclose the nature and duration of your material patents. In this regard, we note your disclosure on page 8 that you have patents covering the CGM watch.

We provided, in table format, specific information on our material patents.

Government Regulation, page 30.

19.

Given your disclosure on page 14 that you will seek regulatory approval from the FDA, please expand the disclosure in this section to discuss the FDA approval process and the nature of regulatory oversight.

We amended our disclosure to reflect that we “hope” to seek regulatory approval from the FDA however there is no guarantee we will do so.

Critical Accounting Policies, page 33.

20.

We note the disclosure in the paragraph under Critical Accounting Policies. It is not clear why you present this disclosure in your MD&A. Please note that you should provide disclosure about critical accounting estimates pursuant to the guidance in Release 33-8350. Disclosure is appropriate when the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Please revise this disclosure or explain why it is applicable to your MD&A.

We revised our disclosure under Critical Accounting Policies to state the following:

“Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with research and development, income taxes and intangible assets.

The Company’s financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Research and Development Expenses:  The Company charges research development expenses to operations as incurred.  Research and Development expenses primarily consist of salaries and related expenses for personnel and outside contractor and consulting services.  Other research and development expenses include the costs of materials and supplies used in research and development, prototype manufacturing, clinical studies, related information technology and an allocation of facilities costs.

Income taxes:  Income taxes are accounted for under the asset and liability method.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards.  Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company has elected to classify interest and penalties related to unrecognized tax benefits as part of income tax expense in the consolidated statements of comprehensive income (loss).

Intangible Assets:    Intangible assets primarily represent legal costs and filings associated with obtaining patents on the Company’s new discoveries. The Company amortizes these costs over the shorter of the legal life of the patent or its estimated economic life using the straightline method. The Company tests intangible assets with finite lives upon significant changes in the Company’s business environment and any resulting impairment charges are recorded at that time.”

Directors,Executive Officers, Promoters and Control Persons, page 36.

21.

Please expand the disclosure on page 36 regarding Mr. Timol to include his business experience during the last five years. Also, expand the disclosure on page 37 to state when Ms. Pomeroy became the director of finance of the registrant.

Ms. Pomeroy’s and Mr. Timol’s information was amended.

22.

Please revise your disclosure on page 37 regarding the backgrounds of Professor Khan, Mr. Scott and Dr. Toon to clearly indicate the positions that they held with Nemaura during the last five years.

Our disclosure was revised to conform to this comment.

23.

Please revise to remove the disclosure about the business experience of your officers and directors that reads like a marketing document or resume. For example, we note the disclosure on page 36 that Dr. Chowdhury “negotiated a multi-million pound licensing deal” and the disclosure on page 37 that Professor Khan “contributed to the registration and launch of over 60 pharmaceutical products” and that Mr. Scott is the author of the “best-selling report.”

We amended our disclosure to provide more concise information regarding the business experience of our officers and directors and executive officers.

Executive Compensation, page 39.

24.

Please provide the disclosure required by Item 402(o) of Regulation S-K.

We reviewed Item 402(o) of Regulation S-K and provided the additional disclosure.

Consolidated Balance Sheet, page F-2.

25.

Please disclose the full date of the balance sheet including the year.

The balance sheet date at page F-2 was revised to December 31, 2013.

Note 1. Organization and Principal Activities, page F-5 and F-16.

26.

We note the various dates that your consolidated companies were incorporated. Please reconcile these dates to similar disclosures in the filing such as those on page 24 and your date of inception on pages F-3 and F-4. We note for example that you refer to the incorporation dates of DDL and TCL as January 20, 2009 and January 12, 2011, respectively, in Note 1. On page 24 those dates are January 23, 2009 and December 1, 2011.

The dates of incorporation of DDL and TCL at page 24 were revised to January 20, 2009 and January 12, 2011, respectively.

27.

We note your disclosure under Off-Balance Sheet Arrangements on page 35 that you have certain warrants and options outstanding. Please reconcile this statement with your disclosure on page 22 under Warrants that you have no issued warrants. Please also tell us whether you have any options issued or outstanding during the periods presented in your financial statements.

We do not currently have any outstanding options or warrants.  The language at page 35 was revised accordingly.

Note 6. Related Party Transactions, page F-9.

28.

We note that you have allocated certain expenses to the company from related parties. Please revise your disclosure, if practicable, to include management’s estimate of what the expenses would have been on a stand-alone basis, if materially different. Refer to Question 2 of SAB Topic 1.B.1.

We our disclosure in Note 6 to the consolidated financial statements to state “Management believes that the methodologies and assumptions are appropriate and that the costs allocated are not materially different from what they would have been had Pharma and NDM been unaffiliated entities.”

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please, do not hesitate to contact me at (44) 1509 222910 should you have any questions.

Sincerely,

/s/ Dr. Dewan Fazlul Hoque Chowdhury

Dr. Dewan Fazlul Hoque Chowdhury

President and Chairman of the Board